Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com
LONDON, UNITED KINGDOM || JuNE 16, 2026

SUCCESSFUL PRICING OF €900,000,000 SENIOR NOTES DUE 2033 BY BIRKENSTOCK GROUP B.V. & CO. KG AND NOTICE OF REDEMPTION OF 5.25% SENIOR NOTES DUE 2029 ISSUED BY BIRKENSTOCK FINANCING S.À R.L.

Birkenstock Holding plc (“BIRKENSTOCK” or the “Company”, NYSE: BIRK) announced today that its indirect wholly-owned subsidiary Birkenstock Group B.V. & Co. KG (the “Issuer”) has priced its previously announced offering (the “Offering”) of €900,000,000 in aggregate principal amount of 4.500% Senior Notes due 2033 (the “Notes”).

The Notes will be guaranteed on the issue date on a senior unsecured basis by certain of Birkenstock’s subsidiaries.

Application will be made to The International Stock Exchange Authority Limited for the listing of and permission to deal in the Notes on the Official List of The International Stock Exchange. Settlement of the Notes is subject to customary market and other closing conditions and is expected to occur on June 19, 2026.

The gross proceeds from the Offering will be used, directly or indirectly, (i) to redeem the €428.5 million of outstanding 5.25% Senior Notes due 2029 issued by Birkenstock Financing S.à r.l. (the “Existing Notes”) in full at par, including any accrued and unpaid interest thereon, on June 26, 2026 (the “Redemption”), (ii) for (a) financing any repurchases that the Company may, at its discretion, undertake of its ordinary shares as announced on June 15, 2026 or (b) to the extent such share repurchases are commercially unreasonable or otherwise not feasible or preferable, refinancing other existing indebtedness of Birkenstock and its subsidiaries and general corporate purposes and (iii) to pay fees and expenses associated with the foregoing transactions and certain amendments to the term and revolving facilities agreement of certain subsidiaries of Birkenstock announced on June 15, 2026 (the “Term and Revolving Facilities Agreement Amendments”). The Redemption is conditional upon the closing of the Offering. A conditional notice of the Redemption will be sent to all registered holders of the Existing Notes.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such offer,

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solicitation or sale would be unlawful. This announcement is not an offer of securities for sale in the United States. The Notes and the guarantees thereof will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction, and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In the United States, the Offering will be made only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act (“Rule 144A”)) in compliance with Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act (and, in a member state of the European Economic Area (the “EEA”), only to qualified investors within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") and, in the United Kingdom, only to qualified investors as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the "POATRs")).

This announcement does not constitute a notice of redemption of the Existing Notes. Neither the content of Birkenstock's website nor any website accessible by hyperlinks on Birkenstock's website is incorporated in, or forms part of, this announcement.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in Canada, Japan or Australia. The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The information in this announcement does not constitute an offer of securities for sale in Canada, Japan or Australia.

The Notes are not intended to be offered, sold, distributed or otherwise made available to, and should not be offered, sold, distributed or otherwise made available to, any retail investor in the EEA. For these purposes, a "retail investor" means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); (ii) a customer within the meaning of Directive 2016/97/EU (as amended, the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a "qualified investor" as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering, selling or distributing the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This announcement has been prepared on the basis that any offer of the Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus for offers of the Notes.

The Notes are not intended to be offered, sold, distributed or otherwise made available to, and should not be offered, sold, distributed or otherwise made available to, any retail investor in the United Kingdom (the "UK"). For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a

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professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs. Consequently, no product summary as defined in the FCA Product Disclosure Sourcebook ("DISC") for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024. This announcement has been prepared on the basis that any offer of the Notes in the UK will be made pursuant to an exception under the POATRs from the prohibition on offers to the public.

This press release is only directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; (iii) persons who are outside the United Kingdom; and (iv) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this press release relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

MiFID II professionals/ECPs-only – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only each as defined under MiFID II (all distribution channels).

UK MiFIR professionals/ECPs-only – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the “Birkenstock Group”). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature (“Naturgewolltes Gehen”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to the Offering, the settlement of the Notes, the intended use of proceeds therefrom (including the Redemption and the certain

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share repurchases referred to herein) and the Term and Revolving Facilities Agreement Amendments. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts; risks related to merchandise returns; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them; the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions; risks related to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; currency exchange rate fluctuations; risks related to global or regional health events; our dependence on third parties for our sales and distribution channels, as well as deterioration or termination of relationships with major wholesale partners; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges related to the distribution of our products; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers, or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery arrangements; fluctuations in product costs and availability due to fuel price uncertainty; failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; our dependence on the services and reputation of our Chief Executive Officer; adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights; regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems; payment-related risks related to the use of credit cards and debit cards; the reliance of our operations, products, systems and services on complex IT systems; risks related to international markets; risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters; risks related to climate change and regulatory responses to it; inadequate insurance coverage, or increased insurance costs; compliance with existing laws and regulations or changes in such laws and regulations; tax-related risks; risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt; control by our Principal Shareholder whose interests may conflict with ours or yours in the future; material weaknesses identified in our internal control over financial reporting and our ability to remediate such material weaknesses; our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on December 18, 2025, as updated, from time to time, by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

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